March 18, 2020

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Edward M. Kelly

Re:	Ecoark Holdings, Inc.
Pre-effective Amendment 2 to Registration Statement on Form S-1
Filed March 13, 2020
File No. 333-235456

Dear Mr. Kelly:

Please find below responses to certain questions raised by the staff of the Securities and Exchange Commission in its letter dated March 18, 2020 (the “Comment Letter”) relating to the filing made by Ecoark Holdings, Inc. (the “Company”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

Pre-effective Amendment 3 to Registration Statement on Form S-1 filed March 13, 2020

Executive Officers and Management, page 35

1. On page 35, please change the sentence, “Mr. Hoagland has served as the Managing Member of Trend Discovery Capital Management, an investment fund, since 2011” to “Mr. Hoagland has served as the Managing Member of Trend Discovery Capital Management, a registered investment adviser, since 2011”.

The Company revised its disclosure related to Executive Officers and Management.

Notes to Financial Statements, page F-4

2. On page F-8, first paragraph, after “Trend Discovery Holdings, Inc. (“Trend Discovery”),” please strike “a fund management company” and replace it with “a company that owns a registered investment adviser and a fund administration services company.”

On page F-8, first paragraph, the Company removed the description “a fund management company” and replaced it with “a company that owns a registered investment advisor and a fund administration services company.”

3. In Note 19 (“Subsequent Events”), second paragraph, after “Trend Discovery Holdings, Inc.,” please strike “a fund management company” and replace it with “a company that owns a registered investment adviser and a fund administration services company.”

In Note 19 (“Subsequent Events”), second paragraph, the Company removed the description “a fund management company” and replaced it with “a company that owns a registered investment advisor and a fund administration services company.”

Please call the undersigned at 212-658-0458 if you have any further questions.

Sincerely,

/s/ Peter DiChiara
Peter DiChiara, Esq.

Cc:	Brad Hoagland
Melissa Raminpour